82-45056

CHOHUNG BANK



03 JUL 18 AM 7:21

July 10, 2003

BANK'S NOTICE OF THE RECORD DATE ANNOUNCEMENT

SUPPL

I, being a duly authorized officer of Chohung Bank, notify that shareholders of record at the close of business on July 25, 2003 will be entitled to vote at the Extraordinary General Meeting of Shareholders. The registration of transfer in respect of the shares will be suspended during the period from July 26, 2003 to the closing date of the Extraordinary General Meeting of Shareholders.


03024617

Hee-Sung Park
Head of Investor Relations Dept.
Chohung Bank

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

7/18

C.P.O. Box 2997 · Seoul 100-629, Korea · Phone: 822-733-2000